Keith Koo

Managing Partner, Guardian Insight Group LLC & Creator / Host - Silicon Valley Insider

Investing $15,000 in this round.

Hey👋, this is Ed and Keith and we're excited to be backing a rockstar team at HelloWoofy.com 🐾. Having worked with founders and startups over decades, we understood the potential immediately📈.

💪 The team is incredibly focused on delighting their customers with smart marketing technology at a price point that for the first time gives power to underdog small business owners like never before. Not only has the team enabled social media management to be incredibly easy from content creation with AI to scheduling automatically, but the team saw the future with blog management and finally social audio commerce 🗣.

😃 One of the most exciting reasons to invest for us as Clubhouse audio influencers and working alongside several audio influencers was HelloWoofy.com's ability to broadcast video/audio content directly to the consumer via smart speakers. When we heard how many smart speakers existed we immediately saw the potential of this as a brand new means of marketing and connecting with customers just like direct to consumer brands have done with subscription businesses (however in this case, it's as easy as letting the AI create content and broadcast to your loyal fans/customers at home!). ✅

☺️ As investors and advisors, we always seek best-in-class solutions for our portfolio companies and our partner ecosystem. We believe in founders first then the business idea itself and HelloWoofy.com stands to help many many underdog small business owners. We absolutely had to back the company as so many people like you and us need smart marketing at affordable pricing. Built by underdogs, for underdogs… 🐾

Best,

Keith and Ed